UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Registrant's Name)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        40-F ☐

Entry into a Material Definitive Agreement.

On January 31, 2025, Visionary Holdings Inc. (the “Company”) issued and sold to an accredited investor (the “Buyer”) a convertible note (the “Note”) in the aggregate principal amount of $1,500,000, pursuant to a Securities Purchase Agreement (the “SPA”) dated as of October 2, 2024. The Note was sold as an Additional Note as described in the SPA, after an initial note was sold to the Buyer on October 2, 2024 pursuant to the SPA.

The Note was subject to an original issue discount of 10%, and is convertible, in whole and in part, from time to time at the option of the Buyer commencing on or after the earlier of (i) July 2, 2025 and (ii) twenty (20) Trading Days prior to the date that any Permitted Securities (as defined in the SPA) may be initially sold, exercised, converted, exchanged, as applicable, after giving effect to any related Lock-Up Agreement with respect thereto, and (y) the initial date of any event of default, as applicable, into the Company’s common shares (the “Common Shares”) at a conversion price equal to the lower of (i) $2.25, and (ii) the greater of (x) the floor price then in effect and (y) 85% of the lowest trading price of the Common Shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. The Buyer paid $1,350,000 for the Note giving effect to the 10% original issue discount, less certain fees, and expenses payable by the Company. The Note may not be converted to the extent that the number of Common Shares owned by the Buyer and its affiliates will exceed 9.99% of the issued and outstanding shares of the Company at the time of conversion.

The Note matures on January 31, 2026, or earlier under certain conditions. The Note accrues interest at the greater of (x) the prime rate plus four and a half percent (4.5%) per annum and (y) nine percent (9%) per annum.

The Note ranks senior to all present and future indebtedness of the Company and its subsidiaries, subject to certain permitted senior indebtedness (including real estate mortgages). The Company has the right to redeem all, but not less than all, of the outstanding balance of the Note at a 20% premium to the greater of the balance of the Note and the equity value of the Common Shares underlying the Note. The equity value of the Common Shares underlying the Note is calculated using the greatest closing sale price of the Common Shares during the period from the date immediately preceding the date of the applicable redemption notice to the trading day immediately prior to the date the redemption payment is made.

The Company is required to use its best efforts to file, before April 30, 2025, a registration statement on the appropriate form providing for the resale by the Buyer of the Common Shares issuable upon conversion of the Note and other Notes (as defined in the SPA) outstanding as of the date of the Note. The Company is also required to use its best efforts to cause such registration statement to become effective and to maintain the effectiveness of such registration statement.

The foregoing description of the Note and the Registration Rights Agreement is a summary and is qualified in its entirety by reference to the full text of these documents, forms of which are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No	Description
10.1	Form of Senior Secured Convertible Promissory Note

10.2	Form of Registration Rights Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

	By:	/s/ Xiyong Hou
February 11, 2025	Name: Title:	Xiyong Hou Chief Executive Officer

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